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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR
                                                    ---

                 For Period Ended:
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

            TEAMSTAFF, INC
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Full Name of Registrant


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Former Name if Applicable

            300 ATRIUM DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

            SOMERSET  NEW JERSY 08873
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this
---              form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
---              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                       See additional statement attached
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          DONALD KELLY                      732                748 - 1700
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X  Yes   __ No
         ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No
                                      ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        TEAMSTAFF, INC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 2000                By   Donald Kelly
    ---------------------------        ----------------------------------------
                                          Donald Kelly Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
         201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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       Effective April 8, 2000 the Company completed the acquisition of the assets of the Synadyne division of Outsource International, Inc. The acquisition resulted in an increase of approximately 9,500 worksite employees to the current Teamstaff workforce, as well as the introduction of different accounting and other software systems. Primarily as a result of the time requirements to accomplish the acquisition and the subsequent integration of new employees and systems, management has been unable to devote the required resources to preparation of the financial statements for the Form 10Q to allow for sufficient time for review with its independent accountants.

       The Company expects that the Form 10Q for the quarter ended June 30, 2000 will reflect significant changes from the Form 10Q for the corresponding quarter ended June 30, 1999 primarily because the Company's operations for the current period reflect the acquisition of the Synadyne business. This business was acquired effective April 8, 2000, and therefore the Form 10Q for the quarter ended June 30, 1999 did not include these new business operations. In addition, in connection with the acquisition of the Synadyne assets, the Company obtained additional working capital facilities from its primary lender.

       For the nine months ended June 30, 2000, revenue increased 81% to approximately $299.1 million from $165.6 for the previous year's nine months ended June 30, 1999. Earnings before interest, taxes, depreciation and amortization decreased 4.2% to $3,006,000 in the nine months ended June 30, 2000 as compared to $3,135,000 for the quarter ended June 30, 1999. For the three months ended June 30, revenues increased $137.3 million (94%) from $70.7 million for the same three months in fiscal 1999. Selling general and administrative expenses increased $1.5 million for the three months ended June 30, 2000 or 47%, over the same three month period in fiscal 1999.